Christopher E. Palmer 202.346.4253 cpalmer@ goodwinprocter.com	Goodwin Procter LLP Counsellors at Law 901 New York Avenue, N.W. Washington, D.C. 20001 T: 202.346.4000 F: 202.346.4444

December 4, 2006

Via EDGAR

Ms. Sally Samuel

Senior Counsel

Office of Insurance Products

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE, MailStop 5-6

Washington, DC 20549

Re:	American Skandia Trust (“AST” or the “Trust”):

Preliminary Proxy Statement Related to AST Global Allocation Portfolio

Dear Ms. Samuel:

On behalf of the Trust, we respond below to the staff’s comments on the above-referenced filing. We first set forth each specific staff comment and then provide our response.

Comment 1: Please provide disclosure regarding the Trust’s principal underwriter and/or administrator, if applicable.

Response 1: The Trust has neither a principal underwriter nor an administrator.

Comment 2: Please provide a toll-free number that shareholders may call to obtain copies of the Trust’s annual and semi-annual reports.

Response 2: The definitive proxy statement includes a toll-free number.

Comment 3: Please provide disclosure required by Item 22(c)(10) for any other fund having a similar investment objective.

Response 3: The definitive proxy statement includes the required disclosure.

Comment 4: Please explain or revise the statement in the nature of, quality and extent of services section that “there would be no diminution in the existing services provided by the Co-Managers under the current management agreement.”

Ms. Sally Samuel

December 4, 2006

Response 4: The definitive proxy statement drops that disclosure and instead states that the nature and extent of the services to be provided under the amended management agreement would be greater than those provided under the current management agreement.

Comment 5: Please provide the number of outstanding shares of the Portfolio.

Response 5: The definitive proxy statement includes the required disclosure.

Comment 6: Please provide disclosure regarding any proxy solicitation firm.

Response 6: The definitive proxy statement includes the required disclosure.

* * * * * *

The Trust hereby acknowledges that: the Trust is responsible for the adequacy and accuracy of the disclosure in the proxy statement; comments by the staff of the SEC or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the proxy statement; and the Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact me if you have any questions regarding the Trust’s responses to the staff’s comments. We appreciate your assistance with the filing.

Yours truly,

/s/ Christopher E. Palmer

Christopher E. Palmer

CEP:am